NO ACT

PE
1-5-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010485

Received SEC
JAN 2 6 2010
Washington, DC 20549

January 26, 2010

David G. Schwartz
Vice President, Deputy General Counsel
and Assistant Secretary
Frontier Communications Corporation
3 High Ridge Park
Stamford, CT 06905

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-26-2010

Re: Frontier Communications Corporation
Incoming letter dated January 5, 2010

Dear Mr. Schwartz:

This is in response to your letter dated January 5, 2010 concerning the shareholder proposal submitted to Frontier by Jeffrey D. Preston. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jeffrey D. Preston

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Frontier Communications Corporation
Incoming letter dated January 5, 2010

The proposal relates to executive compensation.

There appears to be some basis for your view that Frontier may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Frontier's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Frontier omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



DAVID G. SCHWARTZ, ESQ.
Vice President, Deputy General Counsel
and Assistant Secretary
*Admitted only in New York

January 5, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Frontier Communications Corporation
No-action Request Regarding Intention to Exclude
Shareholder Proposal under Rule 14a-8(j)

Ladies and Gentlemen:

Frontier Communications Corporation, a Delaware corporation ("**Frontier**"), hereby requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, confirmation that the staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8(f)(1), Frontier excludes a shareholder proposal and supporting statement (the "**Proposal**") submitted by Jeffrey D. Preston (the "**Proponent**") from Frontier's definitive proxy solicitation materials relating to its 2010 annual meeting of shareholders (the "**2010 Proxy Materials**").

Copies of the Proponent's transmittal letter and Proposal are attached as Exhibit A. Attached as Exhibit B is a copy of Frontier's notification to the Proponent by certified mail, return receipt requested, of eligibility deficiencies with respect to the Proponent's letter and related documentation (the "**Deficiency Letter**"). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. This letter constitutes Frontier's statement of reasons why exclusion of the Proposal from Frontier's 2010 Proxy Materials is permitted. This letter is being submitted not less than 80 days before Frontier files its 2010 Proxy Materials with the Securities and Exchange Commission (the "**Commission**").

The Proposal states:

> "RESOLVED – the shareholders of Frontier Communications recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis."

3 High Ridge Park, Stamford, CT 06905 **PHONE:** 203.614.5675 **FAX:** 203.614.4651 **EMAIL:** david.schwartz@frontiercorp.com

We hereby respectfully request that the Staff concur in our view that Frontier may exclude the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(f)(1) because the Proponent has not corrected a deficiency in a timely manner after receiving Frontier's notice of such deficiency in accordance with Rule 14a-8(f)(1). Rule 14a-8(f)(1) permits a company to exclude a proposal if it has notified the proponent of a problem and the proponent has failed to adequately correct in compliance with the procedural requirements of Rule 14a-8(f)(1).

Frontier received the Proponent's transmittal letter and the Proposal by facsimile on December 7, 2009. The Proponent's transmittal letter did not include any verification of the stock ownership reported for the Proponent in the Proponent's transmittal letter, but instead stated that the proof of such ownership would be provided upon request.

On December 7, 2009, the same day Frontier received the Proposal, Frontier sent the Deficiency Letter to the Proponent by certified mail, return receipt requested. The Deficiency Letter notified the Proponent that the Proponent had failed to provide verification of requisite stock ownership under Rule 14a-8(b). The Deficiency Letter informed the Proponent that if he did not correct that eligibility deficiency within 14 calendar days after receipt of the Deficiency Letter, Frontier intended to exclude the Proposal from the 2010 Proxy Materials. Frontier received confirmation that the Proponent received the Deficiency Letter on December 16, 2009. Accordingly, the Proponent's response to the Deficiency Letter should have been postmarked, or transmitted electronically, by December 30, 2009. As of the date hereof, Frontier has not received a response from the Proponent that responds to the Deficiency Letter or corrects the deficiency identified therein. If Frontier receives a timely response to the Deficiency Letter that cures the deficiency, we will withdraw this request for exclusion pursuant to Rule 14a-8(f)(1).

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Frontier excludes the Proposal from its 2010 Proxy Materials. If the Staff disagrees with Frontier's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being delivered to the Proponent.

Please contact the undersigned at (203) 614-5675 if the Staff has any questions or comments regarding this submission. Thank you for your consideration of this matter.

Very truly yours,



David G. Schwartz
Vice President, Deputy General Counsel
and Assistant Secretary

Attachments
cc w/att: Jeffrey D. Preston, *** FISMA & OMB Memorandum M-07-16 *** (Via UPS Overnight)
Hilary Glassman, Frontier Communications Corporation (Via Electronic Mail)

Annex A

See Attached.

Annex B

See Attached.

EXHIBIT A

VIA Fax: 203-614-4651

Jeffrey D. Preston

*** FISMA & OMB Memorandum M-07-16 ***

December 4, 2008

Hilary E. Glassman
Senior Vice President, General Counsel and Secretary
Frontier Communications Company
Three High Ridge Park
Stamford, CT 06905

Dear Ms. Glassman:

I submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Frontier Communications Corporation ("Frontier") proxy statement to be circulated to Frontier shareholders in conjunction with the next annual meeting of shareholders in 2010. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial holder of Frontier common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I will continue to own Frontier common stock through the date of its 2010 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,



Jeffrey D. Preston

Enclosure

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of Frontier Communications recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

Investor, public and legislative concerns about executive compensation have reached new levels of intensity. A 2009 report by The Conference Board Task Force on Executive Compensation, noting that pay has become a flashpoint, recommends taking immediate and credible action "in order to restore trust in the ability of boards to oversee executive compensation" and calls for compensation programs which are "transparent, understandable and effectively communicated to shareholders."

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program.

Over 25 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.



DAVID G. SCHWARTZ, ESQ.
Vice President, Deputy General Counsel
and Assistant Secretary
*Admitted only in New York

EXHIBIT B

December 7, 2009

Via CERTIFIED MAIL

Mr. Jeffrey D. Preston

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Preston:

We are in receipt of your letter, dated December 4, 2009, submitting a shareholder proposal for inclusion in the Frontier Communications Corporation ("Frontier") proxy statement to be distributed in connection with Frontier's 2010 stockholder meeting.

You must submit proof of your beneficial holdings as required by Rule 14a-8(b)(2) of the Securities and Exchange Commission's proxy regulations. A copy of Rule 14a-8(b)(2) is attached here for your reference. Such proof must take the form of either:

- A written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year; or

- A copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms that you filed, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. We note that we are not aware of any such filings by you.

You are also required to include your own written statement that you intend to continue to hold the shares through the date of our 2010 annual meeting. However, we note that you already complied with this requirement in your December 4, 2009 letter.

G:\legal\corpsec\FTR\Annual Meeting-Proxy-10-K\2010\Ltr to Shhlder Proponent (Preston)-Ownership Proof (12-07-09)

3 High Ridge Park, Stamford, CT 06905 | PHONE: 203.614.5675 | FAX: 203.614.4651 | EMAIL: david.schwartz@frontiercorp.com

Your response, including the relevant supporting documentation, must be postmarked, or transmitted electronically, no later than fourteen calendar days after you receive this letter. Should you desire to transmit your response electronically, you may email it to my attention at david.schwartz@frontiercorp.com. If you do not respond within such timeframe, we intend to exclude your proposal from our 2010 proxy statement and form of proxy.

Sincerely,



David G. Schwartz

cc: Hilary E. Glassman
Senior Vice President, General Counsel
and Secretary, Frontier Communications

Donald R. Shassian
Chief Financial Officer, Frontier Communications



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Postmark Here

7007 0220 0001 1443 5914

Sent To Jeffrey D. Preston

*** FISMA & OMB Memorandum M-07-16 ***

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Jeffrey D. Preston

*** FISMA & OMB Memorandum M-07-16 ***

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☒ Addressee

B. Received by (Printed Name) Jeff Preston

C. Date of Delivery 12/16/09

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

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2. Article Number (Transfer from service label) 7007 0220 0001 1443 5914

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540